EXHIBIT (a)(7)

FOR IMMEDIATE RELEASE
April 26, 2002

Contact:          Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  44 Brattle Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

For Immediate Release

         Equity Resource Lexington Fund Limited Partnership announced today that it has increased the purchase price of its tender offer to purchase up to 2,000 units of limited partnership interests, or LP Units, in Winthrop Partners 79 Limited Partnership to $410 per unit in cash. The terms of the increased offer are otherwise identical to the terms of the original offer made to holders of LP Units on April 12, 2002.